AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 2007

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Coast Financial Holdings, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock - $5.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  190354-10-0
                                  -----------
                                 (CUSIP Number)

                                James F. Dierberg
                   135 North Meramec, Clayton, Missouri 63105
                                 (314) 854-4600
                                 --------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 21, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  190354-10-0
1.   NAME OF REPORTING PERSONS

         Investors of America, Limited Partnership
         IRS Identification No. of above

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) (  )

                                                                    (b) (  )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     OO -Investment Funds of Reporting Limited Partnership

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                      (  )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                                                   7.   SOLE VOTING POWER
NUMBER OF SHARES                                              267,600
BENEFICIALLY OWNED
BY EACH REPORTING                                  8.   SHARED VOTING POWER
PERSON WITH                                                      0

                                                   9.   SOLE DISPOSITIVE POWER
                                                              267,600

                                                   10.  SHARED DISPOSITIVE POWER
                                                                 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         267,600

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.1%

14.  TYPE OF REPORTING PERSON (See Instructions)
         PN

Item 1. Security and Issuer

This statement relates to the Common Stock, $5.00 par value (the "Common Stock"), issued by Coast Financial Holdings, Inc. ("Coast"), with principal executive offices located at 1301 - 6th Avenue West, Suite 300, Bradenton, Florida 34205.

Item 2. Identity and Background

This statement is filed by Investors of America, Limited Partnership, a Nevada limited partnership ("Investors").

The general partner of Investors is First Securities America, Inc., a Missouri corporation ("First Securities"). James F. Dierberg is the controlling shareholder of First Securities. The directors and officers of First Securities are James F. Dierberg (President, Director and controlling shareholder) and Mary
W. Dierberg (Secretary, Treasurer and Director). James F. Dierberg and Mary W. Dierberg are husband and wife.

The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other  Consideration

See Item 4 of the cover sheets regarding the source of funds. This Schedule is being filed to report the sale of Common Stock by Investors in the amounts and for the prices described in Item 5(c). The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Investors, as of February 7, 2007 (at the time of the initial Schedule 13D filing), was $5,338,333.61.

Item 4. Purpose of Transaction

Investors frequently invests in the securities of financial institutions and holds the Common Stock for investment purposes. Investors has the following plans with respect to the Common Stock:

     (a) Investors intends to continually assess the market for the Common Stock and the performance of such stock as an investment. Investors or an affiliate thereof may purchase additional shares of the Common Stock or dispose of any such shares from time to time and at any time depending on such continuing assessment and upon future developments, including the then current market price of such shares and Coast's business, financial condition and results of operations.

     (b-j) None

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 6,509,057 shares outstanding as reported in Coast's Quarterly Report of Form 10-Q for the quarterly period ended September 30, 2006. As of the close of business on February 26, 2007, Investors beneficially owned 267,600, or approximately 4.1% of such number of shares of Common Stock.

(b) Investors beneficially owns 267,600 shares of the Common Stock and has the sole power to vote and dispose of such shares.

(c) Investors effected the following sales of shares of Common Stock since February 8, 2007 (the date Investors filed its Schedule 13D with respect to the ownership of shares of Common Stock):

     -------------- ----------------------  ----------   -------------------    --------------------------
          Name         Transaction Date       Shares       Price Per Share       Purchase (P) or Sale (S)
     -------------- ----------------------  ----------   -------------------    --------------------------
       Investors           02/20/07           65,000           $9.0399                      S
     -------------- ----------------------  ----------   -------------------    --------------------------
       Investors           02/21/07           13,500           $8.8848                      S
     -------------- ----------------------  ----------   -------------------    --------------------------
       Investors           02/22/07           19,000           $8.7109                      S
     -------------- ----------------------  ----------   -------------------    --------------------------
       Investors           02/23/07           93,700           $7.9935                      S
     -------------- ----------------------  ----------   -------------------    --------------------------
       Investors           02/26/07          175,000           $7.4426                      S
     -------------- ----------------------  ----------   -------------------    --------------------------

 All such shares were sold through a broker/dealer.

(d)  Not Applicable.

(e) Investors ceased to be the beneficial owner of more than five percent of the Common Stock on February 26, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors is under the control of James F. Dierberg. See Item 2 above. James F. Dierberg and Mary W. Dierberg are husband and wife.

Item 7. Material to Be Filed as Exhibits

None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2007

Investors of America, Limited Partnership



By: /s/  James F. Dierberg
    -----------------------------------------
         James F. Dierberg President of
         First Securities America, Inc.,
         General Partner

                                  EXHIBIT INDEX

Exhibit No.                                                            Page No.
-----------
                                                                       --------
Exhibit 2A                                                                 7

Exhibit 2B                                                                 8

Exhibit 2C                                                                 9

Exhibit 2D                                                                10

                                   Exhibit 2A

INVESTORS OF AMERICA, LIMITED PARTNERSHIP

State or Other Place of Organization:                Nevada

Principal Business:                                  Investment in real estate
                                                     and capital securities

Address of Principal Business:                       1504 Hwy. #395 N #8-00508
                                                     Gardnerville, Nevada 89410

Address of Principal Office:                         1504 Hwy. #395 N #8-00508
                                                     Gardnerville, Nevada 89410

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None

                                   Exhibit 2B

FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited Partnership)

State or Other Place of Organization:                Missouri

Principal Business:                                  Insurance and investments

Address of Principal Business:                       135 North Meramec
                                                     Clayton, Missouri 63105

Address of Principal Office:                         135 North Meramec
                                                     Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None

                                   Exhibit 2C

JAMES F. DIERBERG (President, Director and controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                       135 North Meramec
                                                     Clayton, Missouri 63105

Principal Occupation or Employment:                  Chairman of the Board of
                                                     Directors

Name of Employer:                                    First Banks, Inc.

Principal Business:                                  Bank Holding Company

Address:                                             135 North Meramec
                                                     Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None

Citizenship:                                         U. S. A.

                                   Exhibit 2D

MARY W. DIERBERG. (Secretary, Treasurer and Director of First Securities America, Inc.).

Residence or Business Address:                       c/o First Banks, Inc.
                                                     135 North Meramec
                                                     Clayton, Missouri 63105

Principal Occupation or Employment:                  Housewife

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None

Citizenship:                                         U. S. A.